UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Unit 1214, ONE BKC, G Block

Bandra Kurla Complex

Bandra East

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 27, 2025, Lytus Technologies Holdings PTV. Ltd. (the “Company”) received written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that in connection with the hearing on March 18, 2025, Nasdaq determined that the Company’s common shares would be delisted from Nasdaq (the “Decision”) due to the Company’s failure to comply with Nasdaq Listing Rules 5550(a)(2). The Nasdaq notice also advises the Company of its right to request an appeal of the Decision within fifteen (15) days. If the Company does not appeal, Nasdaq will file a Form 25 Notification of Delisting with the U.S. Securities and Exchange Commission when all internal procedural periods have run.

Trading of the Company’s common shares were suspended at the opening of business on March 31, 2025. The Company intends to work with OTC Markets to facilitate the trading of the Company’s securities on the OTC Pink Market under their existing symbols.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
	Name:	Dharmesh Pandya
	Title:	Chief Executive Officer

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